NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 14, 2012, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 2, 2012 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to by the Depositary's (JPMorgan Chase Bank, N.A.) notices dated May 10, 2012, June 12, 2012, and July 23, 2012, the Depositary has been advised that TAM S.A. ('the Company') has acquired all of its shares (including those represented by American Depositary Shares ('ADS') that were not previously acquired in the exchange offer and the merger transactions for cash. The proceeds received therefrom permit a net distribution of $22.293908 per ADS. The transfer books and accounts were permanently closed at the end of business day on August 2, 2012. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 3, 2012.